VWF BANCORP, INC.
976 South Shannon Street
Van Wert, OH 45891

May 10, 2022

Via Edgar
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      VWF Bancorp, Inc.
Registration Statement on Form S-1 (Commission File No. 333-263476)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

VWF Bancorp, Inc. hereby requests that the effective date of the above referenced Registration Statement on Form S-1, as amended, be accelerated to May 13, 2022 at 11:00 a.m. EDT, or as soon thereafter as is practicable.

Please contact Victor L. Cangelosi, of Luse Gorman, PC ((202) 274-2028), if you have any questions concerning this matter.

Very truly yours,

/s/ Gary L. Clay
Gary L. Clay
Chairman of the Board